UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

____________________________

Mammatech Corporation
(Exact name of registrant as specified in charter)

(State or other Jurisdiction of Incorporation or Organization)

Florida (State or Other Jurisdiction of Incorporation or Organization)	59-2181303 (IRS Employer Identification No.)

233 North Garrard, Rantoul, IL 61866
(Address of Principal Executive Offices and zip code)

(901) 825-0673
 (Registrant’s telephone number, including area code)

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the
Majority of the Board of Directors

March 16, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.0001 per share (the “Common Stock”), of Mammatech Corporation, a Florida corporation (“Mammatech”, “we”, “our” or the “Company”), at the close of business on March 16, 2011 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Mammatech’s Board of Directors (the “Board”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about March 16, 2011.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On March 9, 2011, Dynamic Energy Development Corporation, a Delaware company (“DYNAMIC”), Telecom (“MAMM Controlling Shareholder”) and the Company entered into a Share Exchange Agreement (“SEA”), pursuant to which MAMM Controlling Shareholder owning an aggregate of 44,786,188 shares of common stock, $.0001 par value per share, of Mammatech (“Common Stock”), equivalent to 85.5% of the issued and outstanding Common Stock (the “Old MAMM Shares”) would return their shares to treasury and DYNAMIC shareholders would exchange their shares on a one for one basis of newly issued Mammatech shares.  In return such shares to treasury the MAMM Controlling Shareholders shall receive $322,000 (the “Purchase Price”). The SEA closed on March 11, 2011. A copy of the SEA is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on March 11, 2011.

            In connection with the consummation of the SEA, Eric Stoppenhagen resigned from his positions as our President, Secretary, and Treasurer.  Michael J. Specchio was appointed Chief Executive officer.  Karl Johnson was appointed President and Secretary. Pamela Griffin was appointed Chief Financial Officer.  In addition, Karl Johnson was appointed a director of Company.

Additionally, in connection with the consummation of the SEA, Eric Stoppenhagen shall resign as director of the Company on or about the tenth day after the mailing of this Schedule 14f-1. Effective at that time, Michael J. Specchio, Charles R. Cronin Jr., Pamela Griffin, Harvey Dale Cheek, Dr. Earl Beaver, Fiona Sutton, James Michael Whitfield, and Tracy Williams will be added as new directors of the Company.

Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Mammatech’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Mammatech’s directors occurs (otherwise than at a meeting of Mammatech’s stockholders).

Please read this Information Statement carefully. It contains certain biographical and other information concerning our directors after the completion of the purchase of shares of common stock of Mammatech Corporation. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of March 11, 2011, the Company had 52,409,888 shares of Common Stock, par value $0.0001 per share, outstanding.  Each share of Common Stock is entitled to one vote.  After the completion of the transactions, there will be approximately 25,246,392 shares of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our Company, whether represented in person or by proxy.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control.  All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Mammatech has a one person Board of Directors, who is an employee or affiliate of the Company.

Name	Age	Position

Eric Stoppenhagen	37	President, Chief Financial Officer, Secretary, and Director

Biographical Information

Eric Stoppenhagen. Mr. Stoppenhagen, through his consulting company, Venor Consulting, Inc., provides financial and management services to small to medium-sized companies that either are public or desire to become public. He provides temporary CFO services to these companies, which includes as transaction advice, preparation of security filings and advice regarding compliance with corporate governance requirements. Mr. Stoppenhagen has more than ten years of financial experience having served in an executive capacity for several public and private companies, including as Vice President of Finance  and subsequently Interim President of Trestle Holdings, Inc. from 2003 to 2009;  Interim President of Trist Holding, Inc. from 2007 to 2010; CFO and Director of AuraSource, Inc. from 2008 to 2010; CFO of GetFugu, Inc. in 2009; President and CFO of Green Star Alternative Energy from 2011 to Present; CFO and Secretary of Mimvi, Inc. from 2010 to 2011; and, CFO of Jardinier Corp. from 2007 to 2008. Mr. Stoppenhagen is a Certified Public Accountant and holds a Juris Doctorate and Masters of Business Administration both from George Washington University. Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University.

CORPORATE GOVERNANCE
PRIOR TO THE CHANGE IN CONTROL

Committees of the Board of Directors

Nominating and Compensation Committees

The Board does not have a nominating or compensation committee at this time.

The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules.

Audit Committee

The Company is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. The Company does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, the Company's board of directors is deemed to be its audit committee and as such functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of the Company's independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. The Company's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Certain Legal Proceedings

To our knowledge, during the past five years, none of our directors, executive officers, promoters, control persons, or nominees has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Code of Ethics

The Company has currently not adopted a Code of Ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Director Independence

Our board of directors currently consists of one member.

We do not have a separately designated compensation or nominating committee of our board of directors and the functions customarily delegated to these committees are performed by our full board of directors.  We are not a “listed company” under SEC rules and are therefore not required to have separate committees comprised of independent directors.  We have, however, determined that none of our directors are “independent” as that term is defined in Section 4200 of the Marketplace Rules as required by the NASDAQ Stock Market.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Florida corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by the Company’s Secretary, Karl Johnson.

Meetings of the Board of Directors and Committees

The Board of Directors held a special meeting of directors during the fiscal year ended August 31, 2010. The Board took a number of actions by written consent of all of the directors during the year ended August 31, 2010. Such actions by the written consent of all directors are, according to Florida corporate law and the Company’s by-laws, valid and effective as if they had been passed at a meeting of the directors duly called and held. The Company's directors and officers do not receive remuneration from the Company unless approved by the Board or pursuant to an employment contract. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

The Company does not have standing nominating or compensation committees, or committees performing similar functions. The Company's board of directors believes that it is not necessary to have a compensation committee at this time because the functions of such committee are adequately performed by the board of directors. The board of directors also is of the view that it is appropriate for the Company not to have a standing nominating committee because the board of directors has performed and will perform adequately the functions of a nominating committee. The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee.

RELATED PERSON TRANSACTIONS

None

Director Independence

In conjunction with the preparation of this Schedule 14f-1, using the definition of “independence” established by the NASDAQ Stock Market, we have evaluated all relationships between each director and the Company.

Based on the foregoing definition, we have determined that none of our directors currently meet the definition of an “independent” director under the standards established by NASDAQ. We do not currently have a nominating or compensation committee.

Our Board of Directors will continually monitor the standards established for director independence under applicable law or listing requirements and will take all reasonable steps to assure compliance with those standards.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officer of the Company  resigned and the person discussed below were appointed as the new officers.  Additionally, Karl Johnson was appointed as a director of the Company.   The authorized number of Mammatech directors will be increased to nine.  Mr. Stoppenhagen resigned as director of the Company effective on or about the tenth day after the mailing of this Schedule 14f-1. Effective at that time, Michael J. Specchio, Charles R. Cronin Jr., Pamela Griffin, Harvey Dale Cheek, Dr. Earl Beaver, Fiona Sutton, James Michael Whitfield, and Tracy Williams will be added as new directors of the Company.

            Officers will be elected by the Board and their terms of office are at the discretion of the Board.  Based on information provided by DYNAMIC, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Position

Michael J. Specchio	62	CEO / Chairman and Director
Karl Johnson	33	President/Secretary and Director
Pamela Griffin	36	CFO/Treasurer and Director
Charles R. Cronin Jr.	58	Director
Harvey Dale Cheek	61	Director
Dr. Earl Beaver	66	Director
Fiona Sutton	57	Director
James Michael Whitfield	32	Director
Tracy Williams	36	Director

Based on information provided by DYNAMIC, the following biographical information on the directors and officers of the Company after the Change of Control is presented below:

Michael J. Specchio, 62 - CEO / Chairman and Director

Michael J. Specchio has been operating businesses from his office complex in Rantoul, Illinois for thirty-six (36) years. He has owned and operated a wide range of assorted businesses along with his many communication projects. From being a developer of cable television systems to a pioneer in wireless communications, he has led the way in the communications industry. In the late 1970's he began assembling frequencies or spectrum as it is called today. Within ten (10) years he helped a portfolio of frequencies covering almost half of the United States. These assets were mostly held in a company called (People’s Choice TV Corporation) PCTV, a group of companies which Mr. Specchio founded and for which he served as Chief Executive Officer from 1985 through 1991. Clearly ahead of any trend, the company’s technological assets that were strategically held became mature and the company prospered by going public in 1993. Mr. Specchio went on to take two other companies public (National Wireless Holdings and Preferred Entertainment Inc.) in the wireless communications industry, eventually retiring from the board of his last public company in March 2001. He established his own venture capital company, Specchio Associates, that year with the mission of seeking high-tech companies in early-stage industries. In 2002 Mr. Specchio raised funds in the energy sector to advance these niche technologies. In the process he discovered the Neo-Petro Technology and decided to pursue this development. To date an existing model system has been built to demonstrate the technology process in Rantoul, Illinois. It was designed as part of the patent submission to prove up as a workable model.

Karl Johnson, 33 - President/Secretary and Director

Karl Johnson started his career as a young entrepreneur while still in High School. In 1999 Karl served as store manager with Firestone Tire Company. This is where he gained his experience in the tire industry. While processing warranty claims for branded tires, this is when the term "Carbon Black" was first introduced to him. Karl has expanded his business ventures over the last six years as operator and investor of several businesses. He has expanded this business over the last six years as operator and investor in various industries. In 2009 he purchased a company called Recovery Holdings, LLC where he began serving as managing member. Recovery Holdings, LLC is being positioned to contract with various waste suppliers that desire a solution to convert their waste to energy. This company is developing a strategic expansion program to introduce the technology to the marketplace over the next five years. In June of 2010 Karl continued to expand his focus on “waste to energy” programming by becoming an initial investor in Dynamic Energy Development Corporation. Dynamic Energy is a company developing a global roll out strategy to convert scrap or waste tires into a renewable carbon black alternative and various high dollar fuels. In July of 2010, He was appointed to serve as the interim President of Dynamic Energy Development Corporation to utilize his past experiences to help perpetuate the mission and the goals of the company. His primary role has been to assist in the assembly of key members of the board that have the same vision and drive to expand the Dynamic operation with energy campus facilities as a multi-plant, waste to energy enterprise. Karl Johnson attended the University of Memphis in 2007

Pamela Griffin, 36 - CFO/Treasurer and Director

Pamela Griffin is a Certified Public Accountant with 14 years of experience in financial management and public accounting specializing in financial reporting, cash management, profit and loss management and budgeting.  Successful at developing meaningful financial analyses and transforming cash flow results.  Solid background in mergers and acquisitions, office computer operations and software conversions, and office administration and training. From August 2007 to the present, she worked as Chief Financial Officer for ARKAT Nutrition, Inc.  From December 2001 until July 2007, she worked as an auditor at Moore, Stephens Frost.  From May 1996 until November 2001, she worked as an auditor for Arthur Andersen, LLP.  She graduated with a Bachelor of Science in accounting from Louisiana Tech University.

Charles R. Cronin Jr., 58 - Director

Charles Cronin has vast experience in the corporate world. As Vice President of Zenith Insurance Company from 1993-1998, he supported the acquisition and integration of two major acquisitions generating $400 million of additional revenue. In 1993 as National Practice Leader of Financial Services for PriceWaterhouseCoopers in Philadelphia, PA. Charles Cronin was awarded a $92 million Systems Integration and Outsourcing contract for New York as the result of a million-dollar proposal effort. In 1998 he served as President and Founder of a professional services company (Convert-Tech, Inc./Synergy 2000 Inc.) that provides project management, software development and software tools to the client server community. In 2004 he developed the strategic product and marketing plan for a web and wireless sales force automation and customer relationship management system for eAgency Systems Inc., while serving as COO. This system created a pipeline of $10 million in revenue for the On-Demand product offering, including Fortune 500 firms. Charles Cronin obtained a Bachelor of Science Degree in Accounting at the University of Illinois in 1978. Currently he serves as the Marketing and Technology Consultant for Transformation Consulting in Thousand Oaks, CA where he performs alternative energy alternatives to traditional gas generated power plants.

Harvey Dale Cheek, 61 – Director

Dale Cheek of HDC & Associates provides predevelopment through final construction services for select Clients. HDC services include conceptual through construction document budgets and estimates, site evaluation and due diligence, assistance in engaging other professional consultants, construct ability versus budget requirements, construction management consultation and strategy, scheduling and program management. The key to managing multiple development projects is being able to start with an accurate construction and development budget. This is the heart of HDC & Associates as they have estimated and budgeted over 500 commercial projects in the past 20 years. They also had the opportunity to manage the development and renovation of 42 projects in the last 2 years for a major real estate firm with properties in the United States and the Caribbean.

Dr. Earl Beaver, 66 Director

Earl R. Beaver is Chair Emeritus of the Institute for Sustainability (New York), Managing Partner of Practical Sustainability, LLC (St. Louis), Senior Technical Advisor of RJLee Group Inc. (Pittsburgh) and Chair, National Accounts Committee for the Global Footprint Network; he retired from Monsanto after 30 years of service. In his final position there he was responsible for the development of new environmental technology solutions for Monsanto Company's diverse operations, internal and external advocacy for sustainability and pollution prevention as well as the development of sustainability and eco-efficiency tools. He held numerous positions of increasing responsibility in research, development, environmental and commercial functions during his career with Monsanto. In addition, he is Emeritus chair of the Center for Waste Reduction Technologies. He is a member of the American Chemical Society, a fellow of the American Institute of Chemical Engineers and a director on numerous boards. He has authored many publications and patents. In 1994, Dr. Beaver was presented with the Lawrence K. Cecil Award by the Environmental Division of AIChE and the Gary Leach Recognition Award. At Monsanto, he led the successful co-product development program, development and commercialization of air separation membranes (Prism®, Prism Alpha®, and Prism Cactus®), the 90% Air Toxics Reduction Program and the Monsanto $1 Million Challenge Program. Also, he is past chair of the Technical Advisory Committee of the Sustainable Engineering Forum and is a board member of the North American Alliance of Chemical Engineers.

Fiona Sutton, 57 - Director

Qualified as a civil/mechanical engineer in 1975 with a first class honors degree from Manchester University in the United Kingdom. She worked in Anglo American’s South African gold mines and with Formula One team, March Ford, during her university practicums. Once qualified, she joined Continental Oil Company in the North Sea as a drilling engineer and enjoyed 4 years of the challenges of being at the forefront of technology drilling for oil in the most difficult conditions in the world at the time providing her with an early solid grounding in problem solving, budget and programming control. From 1979 to the present she has been Chairman of Select Contracts Group gaining a wealth of high quality design, fit-out, business planning and operational experience in the global leisure industry, including leisure resorts, theme parks, water parks, hotels and indoor entertainment centers in all corners of the World. Applying her early experiences in the oil industry with respect to programming, budget planning and control, she has built up an enviable reputation for delivering projects to a high standard on time and within budget.  Select Contracts Group is vertically integrated and unique in that they design and build all their projects with the client’s operational requirements in mind. This strategy guarantees the seamless development and ensures that they are operationally efficient from inception. Respect for the environment, green initiatives and sustainable energy have all become very important aspect of all their project planning processes in recent years. In her role as Chairman of Select Contracts Group she has undertaken projects, from design right through to operations across Asia, Africa, Europe, Oceania and North America often opening up new frontiers in countries such as India, Egypt, Africa and Indonesia. With offices in Dubai, Vancouver, UK and New York, her company continues to enjoy substantial annual growth.

James Michael Whitfield, 32 – Director

James Michael Whitfield has over 15 years of experience leading town halls and workshops, public speaking life coaching, promoting and marketing. Mike began his career as a young professional speaker who later transitioned to managing talent. He toured the country for years performing the dual roles of contract negation and financial operations management all while creating portfolios of marketing materials promoting acts at hundreds of venues nationwide. In a maneuver to settle to one location, he discovered a niche market opportunity where he could utilize his skills by creating the Whitfield Design Group (an FF&E company) and co-founding M W Industries LLC, with both companies focused on providing unique, “out of the box” marketing, financial and furniture/interior design programs to local and national builders, aiding them in boosting sales, lowering their bottom lines and researching their buyer demographics.  After growing his company’s revenues to seven figures in just 18 months, Mike lead his team and personally planed, presented and executed marketing and FF&E merchandising strategies for some of the largest (top 10) residential and commercial builders in the country including but not limited to: Fox Ridge/NVR-Ryan Homes, K. Hovnanian Homes, Levitt and Sons LLC, Jim Walter Homes, and Lennar. Beginning in the fall of 2008, Mike was independently contracted by a variety of inventors, entrepreneurs, and seasoned executives to prepare marketing and financial programs for 20 major development projects and acquisitions with a completed development value of over $700 million dollars. With his technical and graphic design skills, Mike is capable of designing and analyzing the most complicated financial proforma or the most detailed marketing strategy.

Tracy Williams, 36 – Director

Tracy Williams is an entrepreneur that has acquired a substantial background in business development, business consulting, and information technologies know how over the last decade. His role has consisted of consulting and administration for various business projects, in which he had to deploy and integrate systems, which maximized the production of sales. Through his efforts he has aided in the development of Internet start-ups, publishing companies, as well as real estate transactions. Aside from being an initial investor in Dynamic Energy Development, Tracy Williams is currently the lead project orchestrator on a 3000-seat convention center project. He also promoted commercial real estate development seminars. Tracy Williams brings over 15 years of Entrepreneurial experience. He attended Jackson State University - Jackson, MS in 1994; Shelby State Community College - Memphis, TN in 1995.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Immediately before the Closing, the following table sets forth certain information regarding beneficial ownership of our common stock as of March 11, 2011 by (i) each person who "beneficially" owns more than 5% of all outstanding shares of our common stock, (ii) each director and the executive officer identified above, and (iii) all directors and executive officers as a group.

Beneficial Ownership of Mammatech Common Stock Before Closing
Name and Address of Beneficial Owner	Amount of Beneficial Ownership(1)	Percentage of Outstanding Common Stock(2)
Verdad Telecom, Inc. 1328 W. Balboa Blvd. Suite C Newport Beach, CA 92661	44,786,188	85.5%
Eric Stoppenhagen(3) 1328 W. Balboa Blvd. Suite C Newport Beach, CA 92661	44,786,188	85.5%
All directors and officers of as a group (1 above individual)	44,786,188	85.5%

[Missing Graphic Reference]

(1)
"Beneficial Owner" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares, underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	Percentages are based on 52,409,888 shares of common stock outstanding as of March 11, 2011.
(3)
Eric Stoppenhagen has voting and investment control over the securities owned by Verdad Telecom, Inc., and therefore Mr. Stoppenhagen may be deemed a beneficial owner or 44,786,188 shares of common stock owned by Verdad Telecom, Inc.

Immediately following the Closing, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group. The beneficial ownership information set forth below has been provided by the Purchaser.

Beneficial Ownership of Mammatech Common Stock After Closing
Name and Address of Beneficial Owner	Amount of Beneficial Ownership(1)	Percentage of Outstanding Common Stock(2)
Larson Elmore
233 North Garrard, Rantoul, IL 61866 W.E. Trust 233 North Garrard, Rantoul, IL 61866 Karl Johnson (3) 233 North Garrard, Rantoul, IL 61866 Charles Cronin (3)	2,480,000 2,480,000 984,562	9.7% 9.7% 3.9%
233 North Garrard, Rantoul, IL 61866 James Michael Whitfield (3)	2,000,000	7.9%
233 North Garrard, Rantoul, IL 61866 Michael Specchio (3)	1,852,460	7.3%
233 North Garrard, Rantoul, IL 61866	1,600,000	6.3%
Pamela Griffin (3) 233 North Garrard, Rantoul, IL 61866	-	0.0%
Harvey Dale Cheek (3) 233 North Garrard, Rantoul, IL 61866	671,315	2.7%
Dr. Earl Beaver (3) 233 North Garrard, Rantoul, IL 61866	250,000	1%
Fiona Sutton (3) 233 North Garrard, Rantoul, IL 61866	1,000,000	3.9%
Tracy Williams (3)
233 North Garrard, Rantoul, IL 61866	1,000,250	3.9%
All directors and officers of as a group (1 above individual)	9,358,587	37.1%

[Missing Graphic Reference]

(1)
"Beneficial Owner" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares, underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	Percentages are based on 25,246,392 shares of common stock outstanding as of March 11, 2011.
(3)	Director or Officer of Company

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company has no formal compensation program for its executive officers, directors or employees. The Company believes the base salaries established for each of its executive officers are competitive with the levels of compensation for similar executive officers with the skills and experience of the Company's officers. The base salary is designed to support the Company's business objectives to retain, reward, motivate and attract employees who possess the required technical and entrepreneurial skills and talent. However, the Company also recognizes that its limited financial resources require it to allocate these limited resources between compensation payments to its executive officers and continued funding of its sales, marketing and research and development. Accordingly, two of the Company's executive officers have agreed to defer the current payment of all or a portion of their salaries so the Company can continue to fund its business operations, as discussed more fully below.

The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee. Accordingly, the Company has no compensation committee.

During the last two fiscal years, except as set forth in this paragraph, the Company has not provided any annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for its executive officers or employees.

The Company has no stock option or equity plan.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of the Company's named executive officers who served as executive officers during all or a portion of the years ended August 31, 2009 and 2010.

SUMMARY COMPENSATION TABLE

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Total Compensation

Eric Stoppenhagen	2010	$0	$0	$0	$0
CEO, CFO, President and Secretary

Mark K. Goldstein	2010	$0	$0	$0	$0
Former Vice President and Secretary	2009	$65,000	$0	$0	$65,000

Henry S. Pennypacker	2010	$0	$0	$0	$0
Former CEO, CFO, President, Treasurer and Secretary	2009	$65,000	$0	$0	$65,000

Mary S. Sellers	2010	$0	$0	$0	$0
Former CFO and Treasurer	2009	$34,000	$0	$0	$34,000

Except as set forth above, the Company paid no perquisites or other personal benefits for its executive officers during 2009 and 2010, other than expense reimbursements.

Employment Agreements

The Company has no employment agreements with its executive officers, and there is no severance or change of control payments provided under any agreement.

Compensation of Directors

During 2009 and 2010, the executive officers did not receive separate compensation for their services as directors. All directors receive reimbursement of expenses but no fees for serving as directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC.  Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file.  Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2010, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at  1-800-SEC-0330  1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001377053&owner=exclude&count=40.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MAMMATECH CORPORATION

By: /s/ Karl Johnson
Dated: March 16, 2011	Karl Johnson
President